SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                         to

Commission file number 0-14625

TECH DATA CORPORATION
401(K) SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

TECH DATA CORPORATION
5350 Tech Data Drive
Clearwater, Florida 33760

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

INDEPENDENT AUDITOR’S REPORT

To the Plan Administrator
Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Tech Data Corporation 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spence, Marston, Bunch, Morris & Co. Certified Public Accountants

By:	/s/ SPENCE, MARTSON, BUNCH, MORRIS & CO.
Spence, Martson, Bunch, Morris & Co. Certified Public Accountants
June 21, 2002

TECH DATA CORPORATION
401(k) SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	2000
ASSETS
Investments at fair value:
Money market fund	$4,006,200	$3,047,758
Mutual funds	40,162,760	37,461,443
Tech Data Corporation common stock	28,684,327	21,514,748
Participant loans	2,136,122	1,929,758

Total investments	74,989,409	63,953,707

Receivables:
Employee contributions	170,851	269,022
Employer contributions	69,675	87,426

Total receivables	240,526	356,448

Net assets available for benefits	$75,229,935	$64,310,155

See accompanying notes to financial statements

TECH DATA CORPORATION
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2001	2000
Additions to net assets attributable to:
Investment income
Net depreciation in fair value of mutual funds	$(8,075,434)	$(7,528,282)
Net appreciation in fair value of Tech Data Corporation common stock	12,479,152	788,546
Interest and dividends	660,746	2,263,324

	5,064,464	(4,476,412)
Contributions:
Employer	2,115,416	2,741,409
Employees	9,093,420	8,656,990

	11,208,836	11,398,399
Transfer of net assets from Retirement Savings Plan	—	41,335,414

Transfer of net assets from Employee Stock Ownership Plan	—	22,041,426

Total additions	16,273,300	70,298,827
Deductions from net assets attributable to:
Participant fees	15,469	13,950
Distributions to participants	5,338,051	5,974,722

Total deductions	5,353,520	5,988,672
Net increase	10,919,780	64,310,155

Net assets available for benefits:
Balance, beginning of year	64,310,155	—

Balance, end of year	$75,229,935	$64,310,155

See accompanying notes to financial statements

TECH DATA CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1)    DESCRIPTION OF PLAN

The following description of the Tech Data Corporation 401(k) Savings Plan (the Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General—The Plan, a defined contribution plan adopted January 1, 2000, is a result of the merger of the Tech Data Corporation Retirement Savings Plan and the Tech Data Corporation Employee Stock Ownership Plan (“ESOP”), both defined contribution plans. (See Note 7 regarding the merger.) The Plan has been amended regarding eligibility, the definitions of “year of service”, “compensation” and other terms, and discrimination testing. The Plan covered all employees of Tech Data Corporation and affiliated companies based in the United States (“the Company”) who completed 1,000 hours of service during a twelve month consecutive period and were age eighteen or older. Effective October 1, 2000, the Plan was amended such that an employee is eligible to participate with respect to elective contributions upon completing 30 days of employment and age eighteen or older. Eligibility for participation with respect to employer contributions is upon completion of one year of service and age eighteen or older as defined in the Plan documents. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustees of the Plan have executed a trust agreement and contract for administration of Plan assets and recordkeeping with Scudder Trust Company (“Scudder”). Participants’ investment vehicle options are twelve mutual funds, a money market fund and common stock of Tech Data Corporation. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives including, but not limited to, corporate stock and debt instruments and money market instruments.

Contributions—Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement. As of December 31, 2001 and 2000, the Plan allowed participants to contribute from 1% to 17% of their annual compensation. See Note 9 regarding elective deferral rates subsequent to December 31, 2001. Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct employer contributions and matching contributions. For the years ended December 31, 2001 and 2000, the Company matched 50% of salary deferrals up to 6% with Tech Data Corporation common stock.

Expenses of the Plan—All direct expenses incurred in the administration of the Plan are paid by the Company. Fees paid directly by participants are shown as a deduction from net assets in the Statement of Changes in Net Assets Available for Benefits.

Participant accounts—Earnings are allocated in proportion to the account values of the participant’s account which is invested in the investment facilities from which the earnings arise.

Loans—The Plan allows participants to borrow from the Plan for any purpose. Participants may borrow up to 50% of their vested account balance provided the loan does not exceed $50,000. Loans must be a minimum of $1,000 and are collateralized by the participant’s account.

Vesting—Participants are immediately vested in their voluntary deferral contributions, Company contributions to the Retirement Savings Plan prior to December 31, 1999 merged into the Plan, and earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of service for their ESOP merger account, and after four years of service for Company contributions and earnings thereon after January 1, 2000.

Forfeitures—Contributions forfeited by terminated participants are used to reduce Company contributions. Forfeitures of $794,820 were used during 2001 to reduce the Company’s matching contribution. Forfeitures and related earnings of approximately $205,000 and $398,000 were available to reduce Company contributions as of December 31, 2001 and 2000, respectively.

TECH DATA CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(1)    DESCRIPTION OF PLAN, CONTINUED

Payment of benefits—Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability of the participant, or (3) upon termination of service. Distributions are normally paid in a lump-sum amount; however, participants may elect to have their ESOP merger account balances paid in annual installments. The amount of assets that have been allocated to participants who have withdrawn from the Plan as of December 31, 2001 and 2000, but for whom distribution of those funds from the Plan had not yet been made were $17,090,336 and $7,344,261, respectively.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting—The accounts of the Plan are maintained on the accrual basis.

Valuation of investments and income recognition—Investments in mutual funds, the money market fund, and Tech Data Corporation common stock are valued at the last reported sales price on the last business day of the Plan year. Net appreciation (depreciation) in the fair value of investments for the year is reflected in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(3)    PARTICIPANT DIRECTED INVESTMENTS

The Plan’s participant directed investment funds as of December 31, 2001 are summarized as follows:

Investments at fair value as determined by quoted market price:

	Number of Shares	Fair Value
Money market fund:
Scudder Cash Investment Trust	4,006,200	$4,006,200

Mutual funds:
Scudder High Yield Fund	65,409	347,976
Strong Government Securities Fund	445,893	4,811,184
Scudder Balanced Fund	167,230	2,923,172
Scudder Pathway Series: Conservative	10,438	116,388
Scudder Pathway Series: Moderate	13,593	144,771

TECH DATA CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(3)    PARTICIPANT DIRECTED INVESTMENTS, CONTINUED

Investments at fair value as determined by quoted market price, continued:

	Number of Shares	Fair Value
Scudder Pathway Series: Growth	32,833	401,544
Scudder Growth and Income Fund	203,966	4,295,522
Scudder Large Company Growth Fund	453,845	11,622,971
Scudder International Fund	76,408	2,801,119
INVESCO Dynamics Fund	344,462	5,487,284
Managers Special Equity Fund	60,050	4,239,558
Vanguard 500 Index Fund	28,060	2,971,271

Total mutual funds		40,162,760

Tech Data Corporation common stock	661,653	28,684,327

Participant loans		2,136,122

Total investments at fair value		$74,989,409

Nonparticipant-directed investments of $199,344 and $5,723 are included in Tech Data Corporation common stock and Scudder Cash Investment Trust, respectively, at December 31, 2001.

The Plan’s participant directed investment funds as of December 31, 2000 are summarized as follows:

Investments at fair value as determined by quoted market price:

	Number of Shares	Fair Value
Money market fund:
Scudder Cash Investment Trust	3,047,758	$3,047,758

Mutual funds:
Scudder High Yield Fund	12,951	75,118
Strong Government Securities Fund	22,432	237,553
Scudder Balanced Fund	126,604	2,437,132
Scudder Pathway Series: Conservative	8,979	107,115
Scudder Pathway Series: Moderate	5,671	68,274
Scudder Pathway Series: Growth	14,676	213,573
Scudder Growth and Income Fund	178,050	4,299,912
Scudder Large Company Growth Fund	434,534	14,387,394
Scudder International Fund	71,058	3,574,912
INVESCO Dynamics Fund	271,120	6,444,504
Managers Special Equity Fund	49,452	3,797,877
Vanguard 500 Index Fund	14,919	1,818,079

Total mutual funds		37,461,443

Tech Data Corporation common stock	795,334	21,514,748

Participant loans		1,929,758

Total investments at fair value		$63,953,707

TECH DATA CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(3)    PARTICIPANT DIRECTED INVESTMENTS, CONTINUED

Nonparticipant-directed investments of $396,505 and $1,250 were included in Tech Data Corporation common stock and Scudder Cash Investment Trust, respectively, at December 31, 2000.

The Plan’s investments, including investments bought, sold and held during the year, appreciated (depreciated) in value by $4,403,718 and $(6,739,736) during the years ended December 31, 2001 and 2000, respectively, as follows:

	December 31,
	2001	2000
Scudder High Yield Fund	$(41,280)	$(11,542)
Strong Government Securities Fund	(65,834)	8,677
Scudder Balanced Fund	(245,042)	(225,508)
Scudder Pathway Series: Conservative	(8,849)	(4,015)
Scudder Pathway Series: Moderate	(9,729)	(9,325)
Scudder Pathway Series: Growth	(49,246)	(28,793)
Scudder Growth and Income Fund	(572,976)	(439,206)
Scudder Large Company Growth Fund	(3,295,054)	(3,877,246)
Scudder International Fund	(990,066)	(1,218,128)
INVESCO Dynamics Fund	(2,220,499)	(843,474)
Managers Special Equity Fund	(301,392)	(701,309)
Vanguard 500 Index Fund	(275,467)	(178,413)
Tech Data Corporation common stock	12,479,152	788,546

Net appreciation (depreciation) fair value of investment	$4,403,718	$(6,739,736)

(4)    NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2001	2000
Net assets:
Tech Data Corporation common stock	$199,344	$396,505
Scudder Cash Investment Trust	5,723	1,250

	$205,067	$397,755

Changes in net assets:
Forfeited balances from participant directed funds	$400,163	$166,067
Forfeitures used for Company match	(794,820)	—
Earnings and appreciation	201,969	231,688

Net increase (decrease) in nonparticipant-directed investments	$(192,688)	$397,755

TECH DATA CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(5)    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)    INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 29, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)    MERGER OF PLANS

On January 1, 2000 the Tech Data Corporation Retirement Savings Plan, a 401(k) plan and the Tech Data Corporation Employee Stock Ownership Plan merged into a new defined contribution plan, the Tech Data Corporation 401(k) Savings Plan. Each participant’s account balance in the merged plans was transferred to the 401(k) Savings Plan on January 1, 2000. The transfer of assets is reflected in the Statement of Changes in Net Assets Available for Benefits. A summary of the transferred net assets is as follows:

Retirement Savings Plan
Investments, at fair value	$41,335,414

Employee Stock Ownership Plan
Investment in Tech Data common stock, at fair value	$20,760,383
Employer contribution receivable	1,281,043

$22,041,426

(8)    EXCESS CONTRIBUTIONS

Contributions received from participants for 2001 and employee contributions receivable at December 31, 2001, have been reduced for payments of $96,893, net of unrealized depreciation, made in March 2002 to certain participants to return excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

The Employer contributions for 2001 and employer contributions receivable at December 31, 2001 have also been reduced for payments of $22,303, including earnings, made in March 2002 to certain participants to return excess matching contributions as required to satisfy the relevant nondiscrimination provisions of the Plan.

TECH DATA CORPORATION
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

(9)    SUBSEQUENT EVENTS

The Plan documents were amended effective January 1, 2002 to allow participants to contribute 90% of their annual compensation (not exceeding regulatory limits).

In March 2002, the Board of Directors of the Company approved the discontinuance of the Company matching contribution effective April 6, 2002.

As of the date of the auditor’s report, the market value of the Tech Data common stock decreased resulting in approximately $4,000,000 depreciation in fair value for investments in Tech Data common stock. This depreciation is reflected in the valuation of participant accounts subsequent to year end, and does not affect the Plan’s ability to pay future benefits.

Schedule H, line 4i
Employer identification number: 59-1578329
Plan number: 003

(a)	(b) Indentity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Scudder Investments	4,000,477 shares, Scudder Cash Investment Trust	**	$4,000,477
*	Scudder Investments	65,409 shares, Scudder High Yield Fund	**	347,976
	Strong Funds	445,893 shares, Strong Government Securities Fund	**	4,811,184
*	Scudder Investments	167,230 shares, Scudder Balanced Fund	**	2,923,172
*	Scudder Investments	10,438 shares, Scudder Pathway Series: Conservative	**	116,388
*	Scudder Investments	13,593 shares, Scudder Pathway Series: Moderate	**	144,771
*	Scudder Investments	32,833 shares, Scudder Pathway Series: Growth	**	401,544
*	Scudder Investments	203,966 shares, Scudder Growth and Income Fund	**	4,295,522
*	Scudder Investments	453,845 shares, Scudder Large Company Growth Fund	**	11,622,971
*	Scudder Investments	76,408 shares, Scudder International Fund	**	2,801,119
	INVESCO	344,462 shares, INVESCO Dynamics Fund	**	5,487,284
	Managers Funds	60,050 shares, Managers Special Equity Fund	**	4,239,558
	The Vanguard Group	28,060 shares, Vanguard 500 Index Fund	**	2,971,271
*	Tech Data Corporation	657,047 shares, Tech Data Corporation common stock	**	28,484,983
	Participant loans	5.75%—10% principal and interest payable monthly; secured by participants vested accrued benefits.	**	2,136,122
NONPARTICIPANT-DIRECTED INVESTMENTS
*	Scudder Investments	5,723 shares, Scudder Cash Investment Trust	5,723	5,723
*	Tech Data Corporation	4,606 shares, Tech Data Corporation common stock	136,568	199,344

				$74,989,409

*	Denotes exempt party-in-interest.
**	Information not required.

SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(K) SAVINGS PLAN

DATE: June 28, 2002

By:	/s/ ARTHUR W. SINGLETON
NAME:	ARTHUR W. SINGLETON, TRUSTEE

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
23.1	Consent of Independent Accountants